UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of  22 June, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	22nd June 2011
Allied Irish Banks, p.l.c. ("AIB)[NYSE:AIB]

Allied Irish Banks, p.l.c. (the "Issuer")
£368,253,000 12.5% Subordinated Notes due 25 June 2019 (the "Notes")
(ISIN Code: XS0435957682)

Interest Payment falling due on 25 June 2011

Under the terms of the Subordinated Liabilities Order (the "SLO") made by the High Court of Ireland (the "Court") on 14 April 2011 pursuant to Section 29 of the Credit Institutions (Stabilisation) Act 2010 (the "Act") the provisions,  inter alia,  of Condition 3(m) of the terms and conditions of the Notes (the "Conditions") as set out in the Amended and Restated Trust Deed dated 2 September 2008 in respect of the Issuer's €30,000,000,000 Euro Medium Term Note Programme (the "Trust Deed") were amended by the SLO, to the effect that (i) in respect of the Notes, on any Interest Payment Date, the Issuer, notwithstanding the provisions of any other condition of the Notes, will not have any obligation to pay the interest accrued in the Interest Period ending on (but excluding) that Interest Payment Date and any failure to make any such interest payment will not constitute a default by the Issuer for any purpose under the Conditions or the Trust Deed, (ii) no holder of the Notes is to have any claim in respect of any such amount not paid by the Issuer and (iii) any such amount is not to accumulate for the benefit of the holders of the Notes or entitle such holders to any claims whatsoever in respect thereof against the Issuer.

The SLO in so far as it relates to the Notes remains the subject of a challenge in the Court by Aurelius Capital Master, Ltd and other related parties (the "Aurelius Proceedings") in accordance with the provisions of the Act.

If this challenge is successful and the SLO set aside, an interest payment would be due under the terms of the Notes on 25 June 2011. If this challenge is unsuccessful, the Issuer expects that the SLO would be held to be effective under the Act from a date to be determined by the Court. If the Court adopts a similar approach to that which it followed in its order of 9 June 2011 in relation to certain other securities which are the subject of the SLO the Issuer expects the SLO to take effect from 22 April 2011.

In these circumstances the Issuer has made an application to the Court today, 22 June, for a direction as to the consequences of the SLO for AIB's obligation to make the interest payment otherwise due on 25 June 2011, for a declaration that the payment obligation is suspended pending the determination by the Court of the Aurelius Proceedings and for certain associated orders. The Court has fixed Friday 24th June 2011 for the hearing of the application.

The Issuer confirms that on or before 25 June 2011, it intends to pay the amount of interest which would otherwise fall due on such date to Citibank, N.A. as Agent for the Notes with instructions that such amount is to be held to the Issuer's order pending the determination by the Court as to whether the Issuer is obliged, in the circumstances, to make the relevant interest payment to the holders of the Notes, in which case the Issuer will forthwith instruct the Agent to make the relevant payment on its behalf.

- ENDS -

For further information, please contact:
Alan Kelly	Catherine Burke
Director, Corporate Affairs & Marketing	Head of Corporate Relations & Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date   22 June, 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.